UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                         NORTH AMERICAN PALLADIUM, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   656912 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2006

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

                                       13G

----------------------                                 -------------------------
CUSIP NO. 656912 10 2                                     PAGE 2 OF 9 PAGES
----------------------                                 -------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Sage Capital Growth, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,243,145 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,243,145 shares of Common Stock
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,243,145 shares of Common Stock

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Approximately 4.06% as of the date of this Statement. (Based on 53,045,398 shares of Common Stock issued and outstanding as of February 5, 2007 plus 2,155,173 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


                                      13G

                               Page 2 of 9 Pages

                                       13G

----------------------                                 -------------------------
CUSIP NO. 656912 10 2                                     PAGE 3 OF 9 PAGES
----------------------                                 -------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IP Synergy Finance Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,243,145 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,243,145 shares of Common Stock
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,243,145 shares of Common Stock

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Approximately 4.06% as of the date of this Statement. (Based on 53,045,398 shares of Common Stock issued and outstanding as of February 5, 2007 plus 2,155,173 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                                Page 3 of 9 Pages

ITEM 1.

This statement relates to the common stock (the "Common Stock"), of North American Palladium, Ltd., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

ITEM 2.

      (a)   Name of Persons Filing:

            Sage Capital Growth, Inc. ("Sage")
            IP Synergy Finance Inc. ("IP Synergy")

      (b)   Address of Principal Business Office:

            Sage:
            660 Madison Avenue, 18th floor
            New York, New York  10021

            IP Synergy:
            Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
            P.O. Box 873, Road Town
            Tortolla, British Virgin Islands

      (c)   Citizenship:

            Sage:
            New York

            IP Synergy:
            British Virgin Islands

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:
            656912 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]   Broker or dealer registered under section 15 of the Act
      (15 U.S.C. 78o).

      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
      (15 U.S.C. 78c).

      (d)   [ ]   Investment company registered under section 8 of the
      Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   [ ]   An investment adviser in accordance with
      ss.240.13d-1(b)(1)(ii)(E);

      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
      ss.240.13d-1(b)(1)(ii)(F);

      (g)   [ ]   A parent holding company or control person in accordance with
      ss. 240.13d-1(b)(1)(ii)(G);

      (h)   [ ]   A savings associations as defined in Section 3(b) of the
      Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   [ ]   A church plan that is excluded from the definition of an
      investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

ITEM 4.     OWNERSHIP

      (a)   Amount Beneficially Owned

            1,436,782 shares of Common Stock(1)


-----------------

(1) These 2,243,145 Common Shares consist of the following:


o 1,436,782 Common Shares that IP Synergy has the right to acquire upon conversion of Convertible Note (as defined below).

o 718,391 Common Shares that IP Synergy has the right to acquire upon exercise of the Warrants (as defined below).

o     87,972 Common Shares.

IP Synergy and another, unaffiliated investor, (the "Co-Investor") entered into certain agreements with the Issuer relating to the private placement (the "Private Placement") with IP Synergy and the Co-Investor of $58.5 million principal amount of Convertible Notes (the "Convertible Notes"), together with Warrants (the "Warrants") to purchase, for 4 years from the date of issuance, 50% of the number of common shares underlying the Notes. IP Synergy's investment made in connection with the Private Placement, which closed on March 29, 2006, involved the purchase by it of $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of the Convertible Notes. On March 29, 2006, the Co-Investor also purchased $17.5 million in principal amount of Convertible Notes and associated Warrants at a purchase price equal to the aggregate principal amount of such purchased Convertible Notes.

The foregoing description of the Private Placement is subject in its entirety to the description of the terms for such placement set forth in the Issuer's Current Report on Form 6-K (and the exhibits to such Report) filed by the Issuer with the Commission on March 29, 2006, which report is incorporated by this reference in its entirety.


                               Page 5 of 9 Pages

      (b)   Percent of Class

            Approximately 4.06% as of the date of this Statement. (Based on 53,045,398 shares of Common Stock issued and outstanding as of February 5, 2007 plus 2,155,173 shares of Common Stock underlying the Securities issued to IP Synergy issued on March 29, 2006.)

      (c)   Number of shares as to which the person has:

            (i)    Sole power to vote or direct the vote:

                   0

            (ii)   Shared power to vote or direct the vote:

                   2,243,145

            (iii)  Sole power to dispose or to direct the disposition of:

                   0

            (iv)   Shared power to dispose or to direct the disposition of:

                   2,243,145

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            [X]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Inapplicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            See the Joint Filing Agreement attached hereto as an Exhibit.


                               Page 6 of 9 Pages

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP

            Inapplicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated this 14th day of February, 2007


SAGE CAPITAL GROWTH, INC.



By: /s/ Avi Vigder
    ------------------------------------
    Name: Avi Vigder
    Title: Authorized Signatory



IP SYNERGY FINANCE INC.



By: /s/ Avi Vigder
    ------------------------------------
    Name: Avi Vigder
    Title: Authorized Signatory



                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

      In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby executed this agreement on February 14, 2007.

                                         Sage Capital Growth, Inc.

                                         /s/ Avi Vigder
                                         ----------------------------
                                         Name:  Avi Vigder
                                         Title: Authorized Signatory

                                         IP Synergy Finance Inc.

                                         /s/ Avi Vigder
                                         ----------------------------
                                         Name:  Avi Vigder
                                         Title: Authorized Signatory